Exhibit (a)(15)

Updated Roche Merger Internal Frequently Asked Questions

Q. Given that Genentech’s Schedule 14D-9 disclosed that the Special Committee began its negotiations with Roche at $112 per share, why did the Special Committee recommend in favor of the $95 per share tender offer?

A. The $112 per share figure was never a “final” figure or a definitive determination of fair value of the Company by the Special Committee. When the Special Committee offered that figure in December 2008, it also indicated that it was willing to have a constructive conversation about price with Roche. While the Special Committee believed that the current economic and financial situation had limited effects on the Company’s financial projections (because pharmaceutical and biotechnology companies are typically unharmed or less harmed by economic downturns), the current economic situation had significant effects on the fair value of the Company because of the dramatic downward revaluation of equity securities in the public trading markets between mid-December 2008 and mid-March 2009, which has correspondingly negatively affected financial analysis methodologies based on trading market metrics and investor views of fair value and tolerance for risk. Therefore, the Special Committee concluded that while $112 per Share was a reasonable starting point for a negotiation in December 2008, it was not an appropriate expectation in light of the current economic and financial situation and its impact on the fair value of the Company. For a detailed description of the reasons underlying the recommendation to the Company’s stockholders to accept the $95 offer, please see “Reasons for the Recommendation of the Company” in the Company’s Schedule 14D-9.